



Tobias Eichenwald · 3rd
CEO at Senic – Smart Home meets Design
Berlin, Berlin, Germany · **Contact info**
500+ connections

SENIC Senic

      YCombinator

Experience

CEO and Co-Founder
SENIC Senic
Dec 2012 – Present · 9 yrs 3 mos
San Francisco

YC S13. We replace Graphical User Interfaces (GUI) like your Smartphone by embedding technology into everyday things and surfaces to create the Next Gern of Natural User Interfaces (NUI). Our first product is Nuimo, a freely programmable Controller for all of your connected devices.   ...see more

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Education

      YCombinator